SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public Company –CVM code n° 00482-0
CNPJ/MF no 42.150.391/0001 -70
NIRE N° 29.300.006.939

SHAREHOLDERS ANNOUNCEMENT

DIVIDEND DISTRIBUTION

Braskem S.A. (“Braskem”) hereby informs its shareholders that, during the Ordinary General Shareholders Meeting held on March 28, 2007, it was approved the dividend payment proposal related to the fiscal year of 2006, in the total amount of R$ 36,932,747.44 (thirty-six millions nine hundred and thirty-two thousand, seven hundred and forty-seven Reais and forty-four centavos) corresponding to 50% of the net profits available for the financial year, for payment to the holders of class “A” and “B” preferred shares, not in treasury, and holders of ADRs, which corresponds to a gross value of: a) R$ 0.159017 (zero point fifteen centavos and fraction) to each class “A” and “B” preferred share; and b) R$ 0.318034 (zero point thirty one centavos and fraction) to each ADR, with settlement as from Company’s By-Laws.

As approved, this payment will start as from April 9th, 2007, without income tax retention, pursuant prevailing legislation. Since March 29th, 2007, the transaction of preferred shares class “A” and “B” in Brazilian stock exchange, as well as ADR in American stock exchange are being made “Ex-Dividend”, being March 28th, 2007 “Brazilian Record Date” and April 02, 2007 as “US Record Date”, in order to attend obligations assumed because of ADR program maintained by Braskem on the United State of America. For operational reasons, it will be suspended the conversion of class “B” preferred shares into class “A” preferred shares, between March 29 and April 09, 2007.

Banco Itaú S.A. will be at Shareholders’ disposal on Shareholders’ Assistance Establishments in order to clarify any doubts, located on the following addressees:

  Boa Vista Street, 176, 1st underground, São Paulo-SP;
  Sete de Setembro Street, 99, underground, Rio de Janeiro-RJ;
  João Pinheiro Avenue, 195, ground floor, Belo Horizonte-MG;
  Sete de Setembro Street, 746, ground floor, Porto Alegre-RS;
  João Negrão Street, 65, sobreloja, Curitiba-PR;
  Estados Unidos Avenue, 50, 2nd floor, Salvador-BA;
  SCS, Block 3, Edifício D’Ângela, sobreloja, Brasília-DF.

São Paulo/SP, March 29th, 2007.

Carlos José Fadigas de Souza Filho
Director of Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.